Mail Stop 4561

January 15, 2008

Mr. Christopher Lafond
Chief Financial Officer
Gartner, Inc.
56 Top Gallant Road, P.O. Box 10212
Stamford, CT 06902-7700

      Re: **Gartner, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 1-14443

Dear Mr. Lafond:

      We have reviewed your first response letter filed on December 19, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Financial Statements

Stock-based Compensation

Restricted Stock Units, page 52

1.   We note your response to prior comment 3. Please provide additional information regarding your compliance with SFAS 123(R). Based upon your response it is not clear how you are currently recognizing the expense for these RSUs and how your current program is similar to the one discussed in paragraph A69. Within

your response, please specifically tell how you are recognizing expense, the specific provisions of the plan and how you have complied with SFAS 123(R). Additionally, please tell us what effect, if any, the additional RSUs issued above the target at the end of the first performance period has on the recognition of expense.

As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief